Exhibit 99.1

Introducing Hi. Society: World Class Education and Training for Budtenders across Canada

October 16, 2018

SMITHS FALLS, ON — With just one day until the legalization of recreational cannabis in Canada, Tweed is proud to launch Hi. Society, a new program aimed at engaging and supporting education for budtenders nationwide.

Membership in Hi. Society is free, with spots available for passionate budtenders legally employed in the Canadian cannabis retail framework who demonstrate their interest in learning and contributing to our collective ambition of increased awareness and knowledge surrounding all things cannabis.

Members of Hi. Society will benefit from a wide range of industry-leading educational resources including a comprehensive, evidenced-based training program developed into 12 courses by Tweed’s cannabis experts. Each course reflects learnings from the medical, and new recreational cannabis market including Tweed’s history of serving a record number of customers since 2014, ongoing collaboration with provinces on retail training plans, and established partnerships with leading national awareness organizations like MADD Canada.

To support Hi. Society, Tweed has launched a new website at HiSociety.com and invites applications through the site starting today for those passionate budtenders that want to learn and help shape the future of cannabis retail in Canada.

“We know there is lots of passion and a desire for information in today’s cannabis industry and through Hi. Society, we are helping fill that information gap and enabling the next generation of budtenders to serve customers with the depth of knowledge they deserve,” said Mark Zekulin, President and Co-CEO, Tweed. “While membership is free, we’re really looking to engage the most passionate people to build a community of learning and help drive this new industry forward.”

Hi. Society members will also have opportunities to showcase their skills at national competitions and to meet up with other budtenders at events across the country further enhancing their industry knowledge and experience.

Master classes and training opportunities with knowledgeable experts from medical cannabis, wellness, the culinary arts, business, customer service and more will join Tweed and our growing community of brands - DNA Genetics, LBS, FORIA, Doja - to inspire members with personal insights into industry developments and customer trends.

By cultivating their cannabis knowledge, Hi. Society members will enhance their ability to speak confidently about cannabis products while serving as a trusted source of information for customers. With the opening of this newly legalized market for recreational cannabis in Canada, the need for highly educated budtenders has never been higher. Canadians will make many of their first, fully informed choices about consuming or trying cannabis, and Hi. Society members will be well placed to help guide them through this exciting and important process.

Have questions about Hi. Society? Get in touch at support@hisociety.com

Here’s to Future Growth of Hi. Society.

Exhibit 99.1

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

About Tweed:

Tweed is a globally recognized cannabis brand and subsidiary of Canopy Growth Corporation (TSX:WEED, NYSE:CGC). It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted.

In addition to producing industry leading, high quality, safe cannabis products, Tweed is also leading the way in ensuring the legal cannabis industry grows responsibly and serves as a force for good. This includes Tweed’s partnership with Uber and MADD Canada to advance awareness on the dangers of driving high, the creation of Hi. Society to support budtender education across the country, and the Tweed Collective who, over the next 4 years, will invest $20 million in social, responsible initiatives that will transform where and how Canadians live in meaningful ways. These are just a few of the ways Tweed is helping advance this incredible new industry.

Learn more at www.tweed.com.

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to “Tweed is proud to launch Hi. Society, a new program aimed at engaging and supporting education for budtenders nationwide”, and “help shape the future of cannabis retail in Canada”. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information; and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.